

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2021

Curtis J. Malone
Chief Executive Officer
NUGL, INC.
13771 Roswell Ave.
Suite F
Chino, Florida 91710

> **Re: NUGL, INC.**
> **Offering Statement on Form 1-A**
> **Filed July 13, 2021**
> **File No. 024-11581**

Dear Mr. Malone:

Our initial review of your offering statement indicates that it fails in numerous material respects to comply with the requirements of Regulation A and Form 1-A. More specifically, your financial statements do not meet the requirements of Part F/S of Form 1-A.

1. Please revise the filing to include the financial statements required by Part F/S, Section (b)(3)-(4) of Form 1-A. In this regard, the amended filing should be updated to include the appropriate historical fiscal year end financial statements. Related financial information, such as, the MD&A should also be updated.

We will provide more detailed comments relating to your offering statement following our review of a substantive amendment that addresses these deficiencies.

Please contact Jennifer López at (202) 551-3792 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services